 Exhibit 99.1

Date: June 23, 2014	100 University Avenue, 8th floor Toronto ON, M5J 2Y1 www.computershare.com
To: All Canadian Securities Regulatory Authorities
Subject: LORUS THERAPEUTICS INC.
Dear Sirs: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual and Special Meeting
Record Date for Notice of Meeting :	July 18, 2014
Record Date for Voting (if applicable) :	July 18, 2014
Beneficial Ownership Determination Date :	July 18, 2014
Meeting Date :	August 19, 2014
Meeting Location (if available) :	Toronto, ON
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No

NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	544192305	CA5441923052

Sincerely, Computershare Agent for LORUS THERAPEUTICS INC.